KRAMER LEVIN NAFTALIS & FRANKEL LLP

George P. Attisano
Special Counsel
Phone 212-715-9555
Fax 212-715-8144
GAttisano@KRAMERLEVIN.com

March 14, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention: Christian T. Sandoe

Re:	Guinness Atkinson Funds Post-Effective Amendment No. 40 (File Nos. 33-75340; 811-8360)

Dear Mr. Sandoe:

On behalf of our client, the Guinness Atkinson Funds (“Registrant”), we are responding to oral comments from the staff of the Division of Investment Management relating to post-effective amendment no. 40 to Registrant’s registration statement on Form N-1A (the “Amendment”), which was filed on January 13, 2006 in connection with the registration of shares of two new series of Registrant, the Alternative Energy Fund and the Asia Pacific Dividend Fund.

You conveyed the following comments to me in a telephone conversation on February 27, 2006. Each comment is followed by Registrant’s response.

Prospectus Comments

A.    Alternative Energy Fund

1.    Comment:    With reference to the Risk/Return Summary, under “Principal Investment Strategies,” confirm supplementally that the Fund considers geothermal energy to be an alternative energy source.

Response:    Registrant confirms that geothermal energy is an alternative energy source. In Registrant’s view, geothermal energy is an alternative to energy sources that employ traditional technologies and are based on the use of fossil fuels (that is, oil, natural gas, and coal).

Further, Registrant represents that the Alternative Energy Fund will concentrate its investments in following group of industries: solar energy, wind energy, biofuels, hydrogen, geothermal energy, energy efficiency, and hydroelectricity. Accordingly, Registrant has added the following disclosure to the Fund’s prospectus and Statement of Additional Information (“SAI”) concerning this policy and its corresponding risks:

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

IN ALLIANCE WITH BERWIN LEIGHTON PAISNER:  LONDON * BRUSSELS

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
March 14, 2006

Prospectus (under “Risk/Return Summary — Principal Risks”)

The Alternative Energy Fund will concentrate its investments (that is, invest more than 25% of its total assets) in the following group of industries: solar energy, wind energy, biofuels, hydrogen, geothermal energy, energy efficiency, and hydroelectricity. A downturn in this group of industries would have a larger impact on the Fund than on a fund that does not concentrate in these sectors. The Advisor determines an issuer’s industry classification based on Standard Industry Codes established by the Securities and Exchange Commission and the Advisor’s evaluation of the issuer’s operations.

SAI (under “Risk Factors and Special Considerations”)

Concentration Risk

The Alternative Energy Fund will concentrate its investments (that is, invest more than 25% of its total assets) in the following group of industries: solar energy, wind energy, biofuels, hydrogen, geothermal energy, energy efficiency, and hydroelectricity (collectively, “Alternative Energy Companies”). The Fund’s concentration in Alternative Energy Companies may present more risks than would be the case with funds that invest more broadly in numerous industries and sectors of the economy. A downturn in Alternative Energy Companies would have a larger impact on the Fund than on a fund that does not concentrate in these sectors. Alternative Energy Companies can be significantly affected by the supply of and demand for specific products and services, the supply and demand for relevant energy sources, the price of those sources, capital investment, government regulation, world events and economic conditions. Alternative Energy Companies also can be significantly affected by events relating to international political developments, energy conservation, commodity prices, and tax and government regulations. At times, the performance of securities of Alternative Energy Companies will lag the performance of securities of companies in other sectors or the broader market as a whole.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
March 14, 2006

2.    Comment:    In the Risk/Return Summary, under “Principal Risks,” clarify that the Fund is subject to the risk that prices of energy (including traditional sources of energy such as oil, gas, or electricity) or alternative energy could decline.

    Response:    Registrant has clarified this point.

3.    Comment:    In the Risk/Return Summary, under “Principal Risks,” describe the risk of investing in securities of small- or mid-cap companies.

Response:    Registrant has included the following in this section of the prospectus:

[You may lose money by investing in the Alternative Energy Fund if . . . ]

The Fund has difficulty selling small-or mid-cap or emerging market stocks during a down market due to lower liquidity and higher volatility;

4.    Comment:    In the Risk/Return Summary, under “Fees and Expenses,” confirm supplementally that the Fund’s estimated total annual fund operating expenses of 1.45% represents the Fund’s estimated gross expenses for its first fiscal year of operations.

Response:    Registrant confirms, that the estimated expense ratio, which has been increased to 1.98%, represents the Fund’s estimated gross expenses for its first fiscal year of operations.

B.    Asia Pacific Dividend Fund

5.    Comment:    In the Risk/Return Summary, under “Investment Objective,” clarify whether the goal of long-term capital growth is consistent with the Fund’s name.

Response:    Registrant confirms that the goal of long-term capital growth is consistent with the Fund’s name. Accordingly, Registrant has added the following disclosure:

The Asia Pacific Dividend Fund seeks to allow investors the opportunity to profit from the transition of Asia Pacific economies as they move from developing to developed economies. In the Adviser’s view, investing in dividend-paying stocks permits investors to gain access to the more established companies in the region. This strategy is designed to both reduce risk and provide some income.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
March 14, 2006

6.    Comment:    In the Risk/Return Summary, under “Principal Investment Strategies,” clarify that the Fund intends to invest at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-producing equity securities of Asia Pacific companies.

Response:    Registrant has clarified this point.

7.    Comment:    In the Risk/Return Summary, under “Principal Investment Strategies,” indicate that the Fund will consider an issuer to be an Asia Pacific company if the issuer has its headquarters in the Asia Pacific region, rather than having a principal office in the region.

Response:    Registrant has made the requested change.

8.    Comment:    In the Risk/Return Summary, under “Principal Risks,” indicate that the Fund’s investment in small- or mid-cap stocks is subject to higher volatility.

Response:    Registrant has made the requested change.

9.    Comment:    In the Risk/Return Summary, under “Fees and Expenses,” confirm supplementally that the Fund’s estimated total annual fund operating expenses of 1.45% represents the Fund’s estimated gross expenses for its first fiscal year of operations.

Response:    Registrant confirms, that the estimated expense ratio, which has been increased to 1.98%, represents the Fund’s estimated gross expenses for its first fiscal year of operations.

General

10.   Comment:    In the section entitled “Risks of Investing in the Funds — Risks of Investing in Small Companies,” disclose that one of the risks of investing in these companies is stock price volatility.

Response:    Registrant has re-named this section “Risks of Investing in the Funds — Risks of Investing in Small- or Mid-Cap Companies” and has made the requested change, as well as other changes conforming to the new name of the section.

11.    Comment:    On the back cover, revise the telephone number for the Securities and Exchange Commission’s Public Reading Room to (202) 551-8090.

      Response:    Registrant has made the requested change.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
March 14, 2006

SAI Comments

1.    Comment:    With reference to the section entitled “Investment Restrictions and Policies,” clarify whether the Alternative Energy Fund would concentrate its investments in an industry or group of industries.

Response:    As noted in its response to Comment No. 1 to the prospectus, Registrant represents that the Alternative Energy Fund will concentrate its investment in a group of industries and has added appropriate prospectus and SAI. Accordingly, Registrant will delete the investment restriction on industry concentration for this Fund.

2.    Comment:    In the section entitled “Portfolio Managers,” revise the disclosure regarding other accounts managed by the Funds’ portfolio managers to include all accounts, rather than only those accounts that are managed in a similar manner to the Funds.

Response:    Registrant has made the requested change.

3.    Comment:    In the section entitled “Portfolio Managers,” include a discussion of the conflicts of interest that may arise from the portfolio managers’ management of the Funds’ investments, on the one hand, and those of other accounts managed by the portfolio managers.

Response:    Registrant has added the following to this section of the SAI:

Conflicts of Interest

It may happen that other accounts managed by the portfolio managers will hold the same securities as those held by the Funds. When these other accounts are simultaneously engaged in the purchase or sale of the same security, the prices and amounts will be allocated in accordance with a formula considered by Guinness Atkinson to be equitable to each, taking into consideration such factors as size of account, concentration of holdings, investment objectives, tax status, cash availability, purchase cost, holding period and other pertinent factors relative to each account. In some cases this system could have a detrimental effect on the price or volume of the security as far as a Fund is concerned. In other cases, however, the ability of a Fund to participate in volume transactions will produce better executions for the Fund.

* * *

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
March 14, 2006

In connection with the filing of the Amendment, Registrant has represented to us that it: (i) confirms that the adequacy and accuracy of the disclosure in the Amendment is the responsibility of Registrant; (ii) acknowledges that staff comments or changes in responses to staff comments in the proposed disclosure in the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) acknowledges that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly yours,

/s/ George P. Attisano

George P. Attisano

cc:	Timothy W.N. Guinness James J. Atkinson Susan J. Penry-Williams